June 11, 2009

Mr. V. Prem Watsa
Chairman and Chief Executive Officer
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada M5J 2N7

Re: Fairfax Financial Holdings Limited
         Form 40-F for the Fiscal Year Ended December 31, 2008
         Filed March 6, 2009
         File No. 1-31556

Dear Mr. Watsa:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Exhibit 2

Notes to Consolidated Financial Statements

4. Securities Sold but not yet Purchased and Derivative Transactions, page 41

1. In 2008, you "closed-out" your short equity and equity index instruments, realizing pre tax gains of $2.1 billion. Please revise your disclosure to explain the process and accounting for these "close-out" transactions. Tell us how each payment made or received was recorded and the amount of any gain or loss recognized. Link this disclosure to the related amounts recorded in your financial

statements, including derivative liabilities and any amounts of collateral received. Discuss, as applicable, counterparty netting activity that occurred in connection with these transactions.

2. Since 2003, you have been purchasing credit default swaps referenced to various issuers in the banking, mortgage and insurance sectors of the financial services industry that served as an economic hedge against fair value declines of your financial assets. In 2008, you realized a $1.3 billion gain from the sale of these credit default swap contracts with a notional value of $12.6 billion. Please revise your disclosure to explain the process and accounting for these credit default swap sales, including how the $1.3 billion gain on these sales related to previously-recognized changes in fair value for these derivative financial instruments. Tell us how each payment made or received was recorded and the amount of any gain or loss recognized. Link this disclosure to the related amounts recorded in your financial statements, including derivative liabilities and any amounts of collateral received. Discuss, as applicable, counterparty netting activity that occurred in connection with these transactions.

18. Financial Risk Management, page 60

3. Please describe your objectives and strategies for using derivatives instruments and quantify how derivative instruments and related hedged items affected and are expected to effect your financial position, results of operations and cash flows.

Credit Risk

4. Please describe and quantify how your credit default swaps have served as an economic hedge against fair value declines in your financial assets, as well as the effects that these hedging activities may be expected to have on the Company's future financial position, liquidity and operating results.

Liquidity Risk

5. Please revise your disclosure to present the claims liability in the schedule of payment obligations on a gross and not a net basis. This comment also applies to your disclosure in the table of contractual obligations on page 147 in Exhibit 3.

Market Risk

6. As a result, of your close-out of synthetic short positions in various global equity indices and listed common stocks and sale of credit default swaps, you appear to have eliminated a significant portion of the economic hedges protecting your capital, despite your assertion that the current recession is going to be long and deep. In addition, given the decline in equity valuations, you significantly increased your equity holdings in the fourth quarter of 2008. Please revise your disclosure to explain the impact of these transactions on your financial risk

management programs, particularly your strategy for controlling future credit risk and market risk.

Market Price Fluctuations

7. You disclose that at December 31, 2007 the fair value and notional amount of certain derivative positions represented 85.6% of the Company's aggregate equity holdings. However, similar disclosure was not provided at December 31, 2008. Please revise your disclosure to describe and quantify how hedging activities have mitigated realized losses on your equity securities for each period presented, as well as the effects that these hedging activities may be expected to have on the Company's future financial position, liquidity and operating results. Also, we were unable to find your disclosure in Note 4 of the short positions in the form of SPDRs, common stocks and total return swaps with an aggregate fair value and notional amount of $2,856.9 million. Please tell us where this disclosure is located.

Exhibit 3

Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Net Earnings
Net gains on investments, page 111

8. Please revise to disclose how the $2,079.6 million of gains related to the close-out of your short equity and equity index positions relates to the corresponding $1,876.8 million notional amount at December 31, 2007 and the corresponding reclassification from accumulated other comprehensive income in 2008.

9. Please revise to disclose how the $1,290.5 million of gains recognized on the sale of credit default swap instruments in 2008 relates to the corresponding $1,802.9 million of gains disclosed in the table on page 111. Explain how the original acquisition cost of approximately $245.8 million, as presented in this table, impacted the determination of gains recorded in your consolidated statement of earnings. In addition, reconcile the notional amount of credit default swaps at December 31, 2007, as disclosed in Note 4, with the notional amounts presented in this table.

10. You use third party broker-dealer quotes to determine fair value for these credit default swaps, which you assert is subject to significant volatility. The fair value of credit default swaps sold in 2008 represented approximately 18% of notional value while the fair value of credit default swaps held at December 31, 2008 represented approximately 5% of notional value. Please revise your disclosure to explain the factors that caused this apparent decrease in fair value.

11. In connection with the remaining credit default swaps with an $8.9 billion notional value at December 31, 2008, please disclose the material terms of these

credit default swap contracts, including the identity of counterparties to these transactions, the specific covered financial risks, the defined credit events and collateral posting requirements, as well as the nature of events and conditions that trigger them.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant